
August 5, 2024

Claude Zdanow
President and Chief Executive Officer
Reliant Holdings, Inc.
8605 Santa Monica Boulevard
PMB 36522
Los Angeles, CA 90069

> **Re: Reliant Holdings, Inc.**
> **Preliminary Proxy Statement on Schedule 14A**
> **Filed July 8, 2024**
> **File No. 000-56012**

Dear Claude Zdanow:

　　We have completed our review of your filing. We remind you that the company and its management are responsible for the accuracy and adequacy of their disclosures, notwithstanding any review, comments, action or absence of action by the staff.

　　　　　　　　　　　　　　　　　　　Sincerely,

　　　　　　　　　　　　　　　　　　　Division of Corporation Finance
　　　　　　　　　　　　　　　　　　　Office of Real Estate & Construction

cc:　　William Robinson Eilers, Esq.